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                             April 24, 2023

       Richard Booth
       Chief Financial Officer
       Definitive Healthcare Corp.
       492 Old Connecticut Path, Suite 401
       Framingham, MA 01701

                                                        Re: Definitive
Healthcare Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-40815

       Dear Richard Booth:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 48

   1. We note that you reconcile from gross profit to the non-GAAP Adjusted Gross Profit measure, although also
present Adjusted Gross Margin, representing Adjusted Gross
                                                        Profit as a percentage
of revenue, without a comparable GAAP measure.

                                                        Please expand your
discussion and analysis to present with equal or greater prominence a corresponding gross
margin percentage based on your GAAP measure of gross profit to comply with Item
10(e)(1)(i) of Regulation S-K.
       Results of Operations, page 53

   2. We note that you identify multiple factors associated with changes in revenue and cost of revenue for 2022
without quantifying the changes attributable to each factor.
 Richard Booth
Definitive Healthcare Corp.
April 24, 2023
Page 2

         For example, in discussing revenue you state that the increase was "...primarily due to net expansion with existing customers, as well as organic additions of new customers, and the addition of new customers resulting from the acquisition of Analytical Wizards;" and in discussing cost of revenue you state that the increase was "...primarily due to increased data and hosting fees, increases in employee benefit and insurance costs and, to a lesser extent, incremental personnel costs resulting from the acquisition of Analytical Wizards, partially offset by lower amortization of acquired technology costs."

         We believe that you should address changes in your results of operations in both qualitative and quantitative terms to comply with Item 303(b) of Regulation S-K; this would ordinarily require quantification of each material factor, including offsetting factors, that are reflected in the line items being discussed.

         The guidance in subparagraphs (b)(2)(i) and (iii) further clarify that this should include the effects of unusual or infrequent events or transactions and significant economic changes that materially affected income from continuing operations; and the extent to which material changes in revenues are attributable to changes in prices, changes in the volumes of goods or services sold, and to the introduction of new products or services.

         Please submit the revisions that you propose to address the aforementioned guidance.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or John
Cannarella, Staff Accountant at (202) 551-3337 with any questions.



FirstName LastNameRichard Booth                                 Sincerely,
Comapany NameDefinitive Healthcare Corp.
                                                                Division of
Corporation Finance
April 24, 2023 Page 2                                           Office of
Energy & Transportation
FirstName LastName